Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On September 8, 2011, Ecolab Inc. used the following slides in a live presentation to professional investors in St. Paul, MN. Presentation slides identical to presentation slides previously filed by Ecolab on or after July 20, 2011 pursuant to various Rule 425 filings and slides unrelated to the proposed Nalco transaction have been omitted.

Cautionary Statement Cautionary Statement Regarding Forward-Looking Information This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the Nalco merger, integration plans and expected synergies, the expected timing of completion of the merger, financing arrangements, and anticipated future financial and operating performance and results, including estimates for growth, earnings per share and cash flow. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab filed with the SEC on August 31, 2011 in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law. 1

Additional Information Additional Information and Where to Find it Ecolab filed with the SEC on August 31, 2011 a registration statement on Form S-4 that includes a joint proxy statement of Ecolab and Nalco and that also constitutes a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary, and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials filed by Ecolab and Nalco with the SEC. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. 2

Business Update Douglas M. Baker CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Since We Last Met Completed EBS Announced European transformation Bought five companies, sold one Nalco merger announced $1 Billion share repurchase announced Expanded Our Capability & Opportunity

What We Want to Accomplish Today Ecolab Business Update Nalco Merger Update First Hand Look Our Leadership team Our Innovation Our R&D team

Really Good Company, Getting Better Core Business Strengthening New Business Activity Innovation Europe Transformation Nalco Merger Makes Us Even Stronger Even Better Growth Profile Manageable Predictability Maintains Strong Balance Sheet Combination Better In All Conditions

Accelerating Results – Q2 2011 Strong sales momentum +12% reported, +8% in fixed currencies (+5% in fixed currencies excluding acquisitions) Europe transformation progress ahead of plan Growth bets paying off: All acquisitions ahead of plan at sales and OI Healthcare +27%, including acquisitions Water, Energy, Waste +40% (+20% w/o one-timers) Pest International +9% Emerging markets +22%

8

Accelerating Growth in 2011

Adjusted EPS


EPS Q1
$0.45
$0.40
$0.41
+10%
$0.45
2010
2011
EPS Q2
$0.65
$0.60
$0.55
$0.56
+14%
$0.64
2010
2011
EPS 2nd Half
$1.45
$1.35
$1.25
$1.26
+13% to +17%
$1.43-$1.47
2010
2011 F
EPS FY
$2.65
$2.50
$2.35
$2.20
$2.23
+13% to +15%
$2.52-$2.56
$2.54
2010
2011 F
Analyst Consensus

ECOLAB

Simultaneously Growing Our Opportunity & Capability ECOLAB HAS STEADILY ADDED IMPORTANT NEW CIRCLE THE CUSTOMER AND RELATED END MARKET BUSINESS TO DRIVE MARKET OPPORTUNITY GROWTH Food & Beverage Pest Henkel ROW Water Treatment Quick Service, Food Retail Europe JV Healthcare 1961 1984 1991 1993 1994 2001 2004

ECOLAB MARKET OPPORTUNITY Simultaneously Growing Our Opportunity & Capability ECOLAB HAS CONSISTENTLY EXPANDED ITS MARKET OPPORTUNITY TO DRIVE GROWTH $18B Asia Pacific, Latin America + 1995 $32B QSR, FRS, Water treatment, Audit + 2000 $39B EMEA, Pest Global + 2005 $57B Healthcare Infection Control + 2010

ECOLAB MARKET OPPORTUNITY Simultaneously Growing Our Opportunity & Capability ECOLAB HAS CONSISTENTLY EXPANDED ITS MARKET OPPORTUNITY TO DRIVE GROWTH $18B Asia Pacific, Latin America + 1995 $32B QSR, FRS, Water treatment, Audit + 2000 $39B EMEA, Pest Global + 2005 $57B Healthcare Infection Control + 2010 + $100B+

Water is Central to the Strategy Sizable Market Opportunities ~$400B market growing faster than global GDP Water scarcity will continue and grow Less then 3% of world’s water is fresh accessible 40% of the world will be living in water scarce regions by 2025, especially India and China The World Bank predicts that by 2025, demand will exceed supply by 50% Offensive and defensive “Food safety” issue is also a “water scarcity” issue Water integral to cleaning & sanitizing Sustainability increasingly a strategic imperative of our customers Growth opportunity in our core markets Source: the World Bank, World Economic Forum, Frost & Sullivan Research Report

Water and Cleaning Connections Ecolab customers use lots of water; create lots of waste F&B – Top 5 industry for water consumption Hotels – cleaning, pools, laundry, rooms, restaurant, grounds Restaurants, schools, stores – cleaning, consumers, soft drinks Textile Care, hospitals Big brands under sustainability pressure Cleaning and water treatment deeply connected Cleaning and sanitation consumes 15-60% of water used in F&B plants Cleaning and sanitation chemistry directly impacts water and waste stream Without water, there is no cleaning

Customer Value Proposition Environmental Sustainability Providing clean water Using less water Creating energy savings Economic Sustainability Reducing costs Maximizing production Preserving assets Social Sustainability Focusing on safety Global Leader in Water Management Strengths Best in class technology Best in class sales & service capabilities Customer focused, integrated approach Global reach

Nalco Overview Water Services 2010 Market Position #1 Market Position $6B global market #3 Market Position $7B global market #1 Market Position $6B global market Service Overview Water treatment chemistry for industry (including F&B, hospitality, etc.) Water treatment and process chemistry for paper industry Water treatment and process chemistry for oil and gas recovery, refining and processing Paper Services Energy Services 2010 Sales $1.8B (42% total) $0.8B (18% total) $1.7B (40% total) Markets Served Light and heavy industrial, hotels, hospitals, commercial buildings, food and beverage processing Paper and pulp production Upstream and downstream gas and oil exploration and refining

F&B Institutional Healthcare Industrial Energy (Oil & Gas) Hygiene X X X X Operational Efficiency X X X X Sustainability X X X X X Safety X X X X Consistent Value Proposition / Promise

Ecolab Nalco Corporate Market Focus Leading Technology In-Unit Service Training Competency Information Capture Complimentary Business Model

Compelling Strategic and Financial Benefits Expands Opportunity Making Us a Stronger, Faster Growth Company Potential to capitalize on major growth trends: food demand and safety, healthcare demand and safety, energy demand, shifting economies Portfolio invested towards faster growth: bigger emerging market exposure, water and energy segments faster Equips Us to Better Meet Customer Needs Water competency critical to long-term success in 50% of traditional Ecolab markets Our technology, model know-how and financial strength equip Nalco to win as well Strong Fit – Business Model, Technology and Culture Shared growth and customer service culture mindset Both operate unique service/technology models Highly compatible and leveragable technology know how Compelling Shareholder Value Creation: Accretive Transaction Attractive revenue synergy opportunities Approximately $150 million of cost synergies identified Transaction is expected to be accretive to EPS in 2012 and subsequent years, bolstering double-digit growth Strong Financial Position Maintained Expected to retain a strong investment grade rating, reflecting the strong Ecolab balance sheet and significant cash flow generation and deleveraging post-combination

Merger Status Update Antitrust Filings U.S. clearance received Early termination of HSR waiting period International filings timely submitted SEC Filings Form S-4 filed Deal financing nearly complete Dedicated integration team assigned and planning underway Continue to project Q4 close

+ Positive Response

Unsolicited Customer Reaction to the Deal “Great News” VP at a Global Lodging Company “Our partnership only grows stronger” Global Procurement at a Global Lodging Company “Industrial water treatment seems like a natural extension of your current strategies and I am sure that it will provide tremendous growth opportunities” SVP Purchasing at one of the world’s largest dining companies “This deal makes perfect sense to us. You guys are big thinkers” Head of purchasing of one of the largest food processing companies globally “We like Ecolab and Nalco very much from an individual company perspective and await the additional value we can create ” EVP supply chain of a Fortune 500 specialty protein company “Having done business for many (15+) years with both companies I believe this is an excellent fit to complete Ecolab’s water services offering. Both companies are customer oriented and high quality service providers.” Global Lodging company

Market Response July 19, 2011 – September 7, 2011

Ecolab 2012 Foodservice/ Hospitality Food & Beverage Processing Healthcare/ Infection Prevention Water Services Energy Services

Ecolab “Operating Excellence Model” Relentless focus on top-line growth New Customers Product Innovation Growth Bets / M&A Rigorous operating discipline Focus on Execution Operating Transparency Drive Delivery Accountability Continually work to expand Opportunities Capabilities

What’s Going to Drive Success New Customer Acquisition Innovation Strengthening Team Leverage

Institutional Sustainable Profitable Growth for a Cleaner, Safer, Healthier World Mike Hickey Executive Vice President

27

Hospitality Integrated Solutions

CIRCLE THE HOTEL


- Clean & Safe
- Operation Efficiency
- Sustainability
Nalco
Boiler water treatment •
Cooling water treatment •
Feature water treatment •
ECOLAB
• Warewashing (Apex)
• Water filtration (Kitchen)
• Kitchen Equipment Repair
Nalco Oppty.
$0.8M
ECOLAB Oppty.
$1.3M
Nalco
Environmental Hygiene Serv. •
Legionella risk assessment •
HVAC coil Cleaning •
Indoor Air Quality •
Bellagio Hotel
(3933 Rooms)
ECOLAB
• Pool/Spa program
• Housekeeping
• Pest Elimination
• Aquanomics
• Textile care
3D TRASAR/
360 Monitoring

ECOLAB

Global Food & Beverage The strong get better Tom Handley Sector President Global Food & Beverage and Asia Pacific Latin America

Fulfilling water’s promise in F&B Scale to reach F&B’s global customers Best in-class solutions Leadership position

Fulfilling water’s promise in F&B Scale to reach F&B’s global customers Best in-class solutions Leadership position

CLEANING & SANITIZING + WATER/WASTE Expanded Circle the Plant Solutions Filtration Cleaning Cleaning & Sanitizing Dry Lube Low Tem Cleaning Anti-Microbial Operating Contracts CIP

CLEANING & SANITIZING + WATER/WASTE Expanded Circle the Plant Solutions Filtration Cleaning Cleaning & Sanitizing Dry Lube Low Tem Cleaning Anti-Microbial Boilers & Cooling Water Treatment Clean Filtration Systems and Service CIP Clean Process Water Treatment & DAF

360 Plant Monitoring CLEANING & SANITIZING + WATER/WASTE Expanded Circle the Plant Solutions Filtration Cleaning Cleaning & Sanitizing Dry Lube Low Tem Cleaning Anti-Microbial Boilers & Cooling Water Treatment Filtration Systems and Service CIP Clean Process Water Treatment & DAF

Clear growth synergies in F&B Expand share of solutions in existing base (both ways) Add new solutions Expand customer base 75K Global F&B Plants* *Estimated

Summary Core F&B positioned to grow Global leader, strong #1 position Proven track record $14B market; favorable trends Feed growth drivers to sustain momentum Momentum with global giants Innovation edge – service and chemistry Feed emerging markets Nalco makes the strong stronger Unique potent suite of solutions addressing critical needs Food safety Water management Expanded growth opportunities Combined resources of two leaders

Erik Fyrwald CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

We Provide What The World Needs Water technologies that serve critical application Water Services Energy Services

We Serve Major Growth Markets Fast growing markets Emerging industrial economies have scarce water to support growth Emerging markets water usage challenge: Agriculture Human use Industrial Leading global companies are setting large water reduction goals Oil & gas is found in difficult places where extraction is increasingly water intensive $25B $13B $6B $6B Water Services Energy Services Commodities Equipment

Aging Population Energy / Material Demand Water Shortage Nature Out of Home Shift (meal preparation) Technology The trend towards meal prep away from home continues in emerging markets. Aging population in EMEA, Japan, and China will drive travel and healthcare Demand for energy and water driving higher costs and shorter supply, with dramatically different geographic magnitude and timing Water scarcity is expected to be a dominant issue, particularly in high growth emerging market economies Evolution presents new food safety and infection challenges Science & technology requires broader set of product and process improvements Population Growth Economic Shifts More people: +50% by 2050. Trend toward protein means 2x calories will be needed Food production accounts for nearly 75% of water consumption Emerging markets will account for the majority of absolute GDP growth through 2015 Macro Trends In Our Favor

These Markets Will See Strong Growth Market shifts increase demand for Nalco offerings as new energy is generally more water intense to process than conventional resources By 2025 the water to oil ratio is expected to reach an average of 12 for onshore crude oil resources. Current ratio is 3. (2011). Waters Growing Role in Oil and Gas. Global Water Intelligence, 12 (3). Energy Services

These Markets Will See Strong Growth Water is a critical issue for key emerging markets Water Services Water treatment spend grows faster than GDP in developing countries

 Improve water use efficiency by 20% by 2012, compared with a 2004 baseline Cut total water intake by 50 percent and reduce total waste by 50 percent (adjusted for growth) In India, beverage operations reduced water use in manufacturing by more than 45 percent Committed to “zero-discharge” operations as a critical part of a long-term target to build a resource-saving and no-emission management enterprise Intends to cut water use per pound of product by 15 percent by 2015, compared to a 2008 baseline. By the end of 2012 reduce water consumption by 19 percent from our 2009 base Aim to improve their water and energy consumption 3% year on year We Provide What Industry Leaders Need Customers Have Big Water Reduction Goals

We Are The Market Leader $25 billion market 17% Nalco Others Nalco share $4.3 Billion

Market Share by End Market $25 billion market 17% 7% $7 billion CTC market

We Have a Proven Strategy For Growth Drive Innovation New customers Penetration Invest in Sales and Service capabilities Heavy up investment in fastest growth markets

3D TRASAR® Technology Continuous water optimization Tremendous water reduction Reduces customer attrition Improves account profitability Expanding platform Cooling Technology, 2004 Boiler Technology, 2010 Membrane Technology, 2011 Waste Water Technology, 2012 More to come Our Leadership Is Built On Innovative Solutions

Compelling Customer Results Water and Maintenance Cost Savings Plant: Renaissance Convention Center (Marriott) Region: Asia (India) Situation: Frequent fouling of the condenser High energy consumption High water consumption Application: 3D TRASAR® technology for Cooling Water with reuse of grey water eROI Benefits: 16 million gallons per year of water savings 600,000 KHW energy savings Total savings: $148,000 per year Payback period: less than 1 year Economic Times of India

Compelling Customer Results Water and Maintenance Cost Savings Plant: Dow Freeport Region: North America Situation: Water supply challenges Heat transfer inefficiency Unscheduled production outages Application: 3D TRASAR® Cooling Water Technology eROI Benefits: 1 billion gallons of water saved annually Improved system reliability Reduced maintenance Estimated $4,000,000 in annual maintenance cost savings Substantial, but not quantified energy savings U.S. edition of Wall Street Journal

Our Leadership Is Built On Innovative Solutions Flow Assurance Best-In-Class chemical programs for umbilical applications world-wide Offering a suite of technologies to ensure ultra-deepwater and deepwater flow Solving a multi-billion dollar problem – solid deposits that result in production downtime or asset damage Delivering substantially improved environmental profiles Proprietary Nalco SurFlo® Plus certified programs serve as a global benchmark SM

Our Leadership Is Built on Sales & Service Strength Global Coverage Training Expertise Strong technology support and knowledge management SALES AND SERVICE FORCE

Key Investments In Emerging Markets Over 70% of headcount additions during 2010 in Emerging Markets countries Dedicated training University established in China Investment in New R&D Facilities Shanghai, China Pune, India Campinas, Brazil Nanjing, China Manufacturing Facility Nalco 3rd largest production facility Increased local Nalco Leadership Government Relationships Partnerships with National Industrial Leaders Emerging Markets Sales: 30% growth in 2010; 18% of total company revenue Attractive profitability while rapidly growing markets and Nalco share

Key Investments In Energy Hired 170 sales & marketing and R&D associates, 2010 Inaugurated Pune Innovation Center serving the Eastern Hemisphere, 2010 Added production capacity in Azerbaijan, Kazakhstan, Canada Opened Dubai headquarters and relocated Energy Services President Completed key acquisitions and JVs – LUKOIL, TIORCO®, Nalco Fab-Tech, Quantum Technical Services Established industry accepted training - Capex College and Downstream University # 1 market leading position Fastest growth and highest margin segment

We Have Delivered Strong Growth Horizon impact All Growth rates exclude Horizon Adj. EPS excludes special gains and charges +5% CAGR +27% CAGR

We Have Delivered Strong Growth Sales Adj. EPS Horizon impact All Growth rates exclude Horizon Adj. EPS excludes special gains and charges +13% +5% CAGR +38% +27% CAGR

Our Opportunities Continue To Grow Oil scarcity Water scarcity / quality Sustainability demands on our customers Cost focus by our customers

The Ecolab Merger Expands Our Growth Opportunities Unique sales synergies F&B and Institutional R&D cross pollination Anti-Microbial Equipment and Engineering Know-How Corporate Accounts Operating Excellence Model Financial Strength

We Are Excited About The Merger Opportunities Strong mutual respect between Nalco & Ecolab Growth synergy driven-merger, not costs Zero cuts from R&D, Sales & Service Additional investment in key drivers R&D Sales & Service M&A Efficiencies in G&A, sourcing and supply chain designed to enable growth

Summary Global leader, well-positioned in strong markets with major growth opportunities Proven strategy – leading products, innovation and sales and service team Delivered strong results, more to come Merger will result in a stronger, faster growth company + $100B+ +27% CAGR $25B $13B $6B $6B Water Services Energy Services Commodities Equipment

Ecolab Accelerating Growth in Europe, Middle East, Africa Phillip J. Mason President, EMEA

Nalco Opportunities for EMEA Aligned strategically with our global merger objectives Emerging markets infrastructure to leverage Middle East & Africa Potential to leverage broad infrastructure Offices Shared services Supply Chain Work underway to identify specific integration opportunities Continue to expect targeted Transformation margin benefits delivery

Summary We’re making strong progress: implementation underway, good early stage results 2011 OI benefit from Transformation 110 bps Some offset due to raw material escalation Aggressive team, committed to achieve substantially improved operating margins and growth 2012 & 2013: 200+bps targets Nalco should help Driving to develop broad $15B white space and core business opportunities Expect stronger, consistent Europe growth developing from the actions we are taking today

Asia Pacific / Latin America Jim White President International Sector

Strategic Imperatives Execute the Ecolab Model Build Corp Account Capability Consistent Service Excellence Drive Anchor Innovation Achieve Leadership in Emerging Markets Build Infrastructure and Organization Structure to Support Growth and Leverage Continue to Expand CTC/CTG Capabilities – Pest and Healthcare Leverage Nalco Scale and CTC Opportunities 63

Summary Huge Market ($17B) and 5% Share Opportunity is Rapidly Expanding Key Infrastructure and Leadership in Place Global Customers Demanding Global Standards Ecolab uniquely positioned to meet customer needs Nalco Brings Leading Position to Capitalize on $7B Water, Energy & Waste Opportunity 64

Research, Development & Engineering Larry Berger Sr. Vice President RD&E & Chief Technical Office

Creating an Innovation Powerhouse Improving lives: protecting people, preserving nature Combines complimentary core technical expertise Brings new scale to leverage technology anchors Antimicrobials, monitoring, waste-water, green cleaning Creates unparalleled industry depth and breadth - globally Accelerates informatics for field effectiveness & customer value Equipped to unlock new opportunities

Combined Innovation Leverage Similar core technologies and portfolio management to drive innovation from concept to commercialization Trasar 3D Polymers, reactive chemistry RDE in emerging Cleaning formulation Antimicrobials Solids Core Technologies Chemical Analytical Engineering

Summary Strong Pipeline for Growth! Experts in our fields Solving our customers’ biggest challenges Aligned with market drivers Strong pipeline for growth RD&E integral partner with businesses Ecolab + Nalco = innovation powerhouse

Financial Perspective / Nalco Transaction Update Steve Fritze Chief Financial Officer

Shareholder Value Drivers 1. Growth Enablers Favorable Macro Trends Great Business Model / Customer Loyalty Strong Market Positions Leverage Opportunities

($ - mlns) Sales Cost 2012E $0 $35 2013E $75 $100 2014E $200 $150 2015E $350 $150 2016E $500 $150 Expanded Sales Potential for Ecolab Markets (Per Customer) F&B Hospitality Acute Care $K Ecolab + Nalco Growth Synergies 175% 50% 35%

Shareholder Value Drivers Growth Enablers Consistency / Predictability Strong Balance Sheet / Cash Flow Fundamentals 1. 2. 3.

Delivering on Expectations QUARTERLY EPS ACTUAL > ECOLAB FORECAST 77 OF 78 QUARTERS (EXCEPTION = 3Q 2001) Forecast Actual $0.00 $0.10 $0.20 $0.30 $0.40 $0.50 $0.60 $0.70 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

74 Consistent Earnings Patterns SIMILAR RHYTHM AND PACE TO BOTH COMPANIES’ OPERATING INCOME 74 Index: 1Q 2007 = 100 Indexed Operating Income

Nalco Predictability Consistently met or exceeded guidance Met or exceeded their own 2008 and 2010 annual guidance, no guidance given for 2009 Despite no quarterly guidance, met or exceeded Analysts’ quarterly consensus Sales 16 of last 20 quarters Adjusted EBITDA 15 of last 20 quarters Adjusted EPS 15 of last 20 quarters Despite high leverage Magnifies income variance Sometimes requires tax inefficient foreign dividends

Nalco Predictability – Post Merger Ecolab intends to provide quarterly guidance Lower leverage Take actions to create more predictable platform

Combined Foodservice F&B Healthcare Hospitality 35% 25% 15% 10% 15% Other Foodservice Industrial Paper Hospitality F&B 40% 31% 5% 6% 18% 20% 17% 9% 7% 13% F&B Energy Industrial Paper Healthcare Hospitality Other 17% 9% 8% Energy Diverse / Balanced Portfolio

Shareholder Value Drivers Growth Enablers Consistency / Predictability Strong Balance Sheet / Cash Flow Fundamentals

Strong Investment Grade Balance Sheet A A- BBB+ BBB BBB- Current Rating = A Always Maintain Optionality Balance Sheet Principles 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Balance Sheet Strength Strong EBITDA / Low Capital Intensity Characteristics Capital / Sales EBITDA History $ Billions EBITDA Projections

Balance Sheet Strength Share Repurchase Program Company announced $1.0B Share Repurchase Program To be completed by year-end 2012 Optimizes shareholder value while balancing credit strength To be funded with both debt and operating cash flows Expect to maintain strong investment grade ratings and financial flexibility

Balance Sheet Strength Financing $3.5B of Credit Facilities – Committed financing to close the merger $2.0B 364-Day Facility $1.5B 5-Year Facility $500M 7-year long-term debt, private placement Raise Commercial Paper: Begin 3 weeks prior to close Note: Excludes equity portion of Nalco transaction

Term out majority of commercial paper shortly after closing Weighted average interest rate should be below the 3.5% previously indicated Maturities fairly evenly distributed across yield curve Balance Sheet Strength Financing Note: Excludes equity portion of Nalco transaction Share repurchase will happen between close & YE 2012 providing additional excess capacity

Term out majority of commercial paper shortly after closing Weighted average interest rate should be below the 3.5% previously indicated Maturities fairly evenly distributed across yield curve Balance Sheet Strength Financing Note: Excludes equity portion of Nalco transaction Share repurchase will happen between close & YE 2012 providing additional excess capacity

Cash Flow Uses Principles Remain The Same Increase dividends in line with earnings Invest in select acquisitions to drive growth Repay debt per plan Utilize remaining free cash flow for share repurchase

Nalco Merger Only Makes Us Better Shareholder Value Drivers Growth Enablers Consistency / Predictability Strong Balance Sheet / Cash Flow Fundamentals

Nalco Merger Only Makes Us Better 2012E1 2016E Accretive to EPS ~ $0.10 $0.672 Accretive to Cash EPS $0.60 - $0.70 $1.17 - $1.27 Accretive to Shareholder Value $4.0B+ 1 Per 7/27/11 earnings release 2 Per 8/31/11 S-4 Filing

Summary Strong commitment to delivering shareholder value, driven by: Growth Enablers Consistency / Predictability Strong Balance Sheet / Cash Flow Fundamentals Nalco merger delivers very attractive EPS accretion Solid financial plan to fund Nalco acquisition and share repurchase Expect continued predictable, above-average EPS growth and shareholder returns